EXHIBIT 21.1

SUBSIDIARIES OF SOLIGENIX, INC.

The following represents a list of Soligenix, Inc.’s subsidiaries:

Name	Ownership	State of Incorporation
Enteron Pharmaceuticals, Inc.	100.00%	Delaware
Orasomal Technologies Inc.	75.30%	Delaware
Soligenix BioPharma Canada Incorporated	100.00%	Canada
Soligenix UK Limited	100.00%	United Kingdom
Soligenix NE B.V.	100.00%	Netherlands
Soligenix Biopharma HI, Inc.	100.00%	Hawaii